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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER
8- 24230

RECD S.E.C.
FEB 28 2005

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilford Securities Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850Third Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bonnie Sachs 212-888-6400
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Ralph Worthington, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilford Securities Incorporated, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

BONNIE J SACHS
Notary Public - State of New York
NO. 01SA5020353
Qualified in Nassau County
My Commission Expires 11/15/05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GILFORD SECURITIES INCORPORATED

## FINANCIAL STATEMENTS
## AND SUPPLEMENTARY

## REPORT PURSUANT TO RULE 17a-5

## FOR THE YEAR ENDED DECEMBER 31, 2004

**GILFORD SECURITIES INCORPORATED**
**FOR THE YEAR ENDED DECEMBER 31, 2004**

## TABLE OF CONTENTS

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Gilford Securities Incorporated

We have audited the accompanying statement of financial condition of Gilford Securities Incorporated (the "Company") as of December 31, 2004, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gilford Securities Incorporated as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule (computation of net capital - page 12) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 28, 2005

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: ccc@citrincooperman.com

GILFORD SECURITIES INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 170,529 |
| Receivable from clearing broker-dealer | | 5,164,790 |
| Marketable equity securities owned, at market value | | 860,845 |
| Due from affiliates | | 560,000 |
| Property and equipment, at cost, less accumulated depreciation | | 200,990 |
| Other investments | | 114,915 |
| Other assets | | 262,620 |
| **TOTAL ASSETS** | $ | 7,334,689 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Marketable equity securities sold, not yet purchased, at market value | $ | 69,910 |
| Accrued expenses | | 2,358,281 |
| Accrued income taxes | | 506,546 |
| Total liabilities | | 2,934,737 |
| Commitments and contingencies (Note 3) | | |
| Shareholders' equity: | | |
| Common stock, $.01 par value, authorized 25,000 shares, 5,480 shares issued and outstanding | | 54 |
| Additional paid-in capital | | 1,570,154 |
| Retained earnings | | 2,829,744 |
| Total shareholders' equity | | 4,399,952 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ | 7,334,689 |

See accompanying notes to financial statements.

# GILFORD SECURITIES INCORPORATED
# STATEMENT OF INCOME
# FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| Income: | |
| Commission income | $ 15,673,433 |
| Trading | 108,905 |
| Interest income | 87,858 |
| Investment banking and corporate finance fees | 3,988,417 |
| Other income | 1,667,001 |
| Total income | 21,525,614 |
| Operating expenses: | |
| Clearance fees, floor brokerage and commissions | 8,737,868 |
| Salaries and employee benefits | 5,028,595 |
| Professional fees | 1,406,055 |
| Communications | 601,377 |
| Office expense | 96,039 |
| Rent and equipment rental | 1,011,513 |
| Depreciation | 52,773 |
| Insurance | 698,813 |
| Branch office expenses | 84,917 |
| Travel and entertainment | 89,666 |
| Other operating expenses | 2,333,878 |
| Total expenses | 20,141,494 |
| Income before provision for income taxes | 1,384,120 |
| Provision for income taxes | 671,663 |
| Net income | $ 712,457 |

See accompanying notes to financial statements.

# GILFORD SECURITIES INCORPORATED
# STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
# FOR THE YEAR ENDED DECEMBER 31, 2004

| | Common Stock | Paid-in-Capital | Retained Earnings | Total Shareholders' Equity |
|---|---|---|---|---|
| Balance - January 1, 2004 | $ 65 | $ 781,260 | $ 3,959,648 | $ 4,740,973 |
| Net income | - | - | 712,457 | 712,457 |
| Dividends paid | - | - | (254,750) | (254,750) |
| Common stock retired | (25) | (228,306) | (1,587,611) | (1,815,942) |
| Common stock issued | 14 | 1,017,200 | - | 1,017,214 |
| Balance - December 31, 2004 | $ 54 | $ 1,570,154 | $ 2,829,744 | $ 4,399,952 |

See accompanying notes to financial statements.

# GILFORD SECURITIES INCORPORATED
# STATEMENT OF CASH FLOWS
# FOR THE YEAR ENDED DECEMBER 31, 2004

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 712,457 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | | 52,773 |
| Changes in operating assets and liabilities: | | |
| Receivable from clearing broker-dealer | | 1,189,387 |
| Securities owned, at market value | | (851,028) |
| Other assets | | (179,224) |
| Other investments | | 44,550 |
| Accrued expenses | | (5,413) |
| Accrued income taxes | | 246,277 |
| Securities sold, not yet purchased, at market value | | (255,712) |
| Net cash provided by operating activities | | 954,067 |
| Cash used in investing activities: | | |
| Purchase of property and equipment | | (190,136) |
| Cash used in financing activities: | | |
| Due from affiliates | | (270,767) |
| Common stock retired | | (1,815,942) |
| Common stock issued | | 1,017,214 |
| Dividends paid | | (254,750) |
| Net cash used in financing activities | | (1,324,245) |
| Net decrease in cash and cash equivalents | | (560,314) |
| Cash and cash equivalents - beginning | | 730,843 |
| **CASH AND CASH EQUIVALENTS - ENDING** | $ | 170,529 |
| **Supplemental disclosure of cash flow information:** | | |
| Net income taxes paid | $ | 165,117 |

See accompanying notes to financial statements.

## NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

Gilford Securities, Incorporated (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers. The Company was formed on January 28, 1980, as a C corporation. The Company operates under the provisions of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. The Company provides brokerage services to both institutional and individual investors and, as required by Rule 15c3-3, clears its securities transactions on a fully-disclosed basis through a clearing broker-dealer. The clearing broker carries all of the customer accounts and maintains and preserves all related books and records. The Company also conducts underwriting and corporate finance activities.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### Securities Transactions

Principal transactions are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

### Revenue Recognition

Commission revenues associated with transactions in securities are recorded on a trade date basis. Investment banking revenues include fees, arising from securities offerings in which the Company acts as an underwriter or agent, net of syndicate expenses, along with fees earned from providing financial advisory services. Investment banking fees are recognized at the time the transaction is consummated. Corporate finance revenues represent fees earned from private placements offerings. Corporate finance fees are recorded as revenue when the related service has been rendered and the client is contractually obligated to pay.

### Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with maturities of three months or less.

## NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of credit risk arising from cash deposits in excess of insured limits

Concentration of credit risk arises from balances that from time to time may exceed the Federal Deposit insurance limit of $100,000.

Deferred taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences relate primarily to provisions established for depreciation and amortization for income tax purposes and not financial reporting purposes. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in deferred tax assets and liabilities. Valuation allowances are established, if necessary, to reduce the deferred tax assets to their estimated net realizable value.

Furniture and office equipment

Furniture and office equipment are stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided using accelerated methods over the estimated useful lives of the assets, which are as follows:

| | |
|---|---|
| Furniture and fixtures | 7 years |
| Office equipment | 5 years |

## NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2004, consisted of the following:

| | |
|---|---|
| Furniture and office equipment | $ 791,931 |
| Computers | 579,170 |
| | 1,371,101 |
| Less: Accumulated depreciation | 1,170,111 |
| Net property and equipment | $ 200,990 |

Depreciation expense for the year ended December 31, 2004 amounted to $52,773.

NOTE 3. CONTINGENCIES

In the normal course of business, the Company has been named as defendant in several lawsuits and proceedings. These matters involve claims for damages that allege violations of federal and state securities laws. Management of the Company, based upon its evaluation of each of these matters and the reserves established by the Company, as well as consultation with outside legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

NOTE 4. INCOME TAXES

The following is a summary of the Company's income tax provision recorded for the year ended December 31, 2004:

| | | |
|---|---|---|
| Current: | | |
| Federal | $ | 485,942 |
| State | | 185,721 |
| Total tax provision | $ | 671,663 |

Deferred income taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The principal temporary differences are as follows: (1) depreciation for income tax purposes different than amounts computed for financial reporting purposes and (2) amounts included in liabilities for financial reporting purposes different than those currently deductible. The related deferred tax asset at December 31, 2004, in the amount of $162,000 has been fully offset by a valuation allowance since management can not conclude that realization of the tax benefit is probable. The increase in the valuation allowance in 2004 was approximately $17,000.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company was in compliance with these requirements. At December 31, 2004, the Company had net capital of $3,132,301, which exceeds the Company's minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.91 to 1 as of December 31, 2004.

NOTE 6. RELATED PARTY TRANSACTIONS

The Company is partially owned by Lennox Securities Incorporated ("Lennox"). Lennox is owned by two significant shareholders of the Company. The Company, Lennox and other entities affiliated with certain principal shareholders of the Company, share office space, personnel and other administrative expenses. Substantially all of these are borne by the Company. As of December 31, 2004, the Company had loaned entities affiliated with certain of its principal shareholders approximately $560,000 to assist in funding the affiliates' operations. One loan, in the amount of $350,000, carries a 6% interest rate and is payable in full by July 31, 2005. The other loans are non interest bearing, and have no specific due dates.

NOTE 7. LEASE COMMITMENTS

The Company leases its main office and other sales offices under non-cancelable leases expiring through May 2015. At December 31, 2004, future minimum annual lease commitments under all operating leases are as follows:

| Year ending December 31: | |
|---|---|
| 2005 | 769,431 |
| 2006 | 781,062 |
| 2007 | 649,055 |
| 2008 | 654,252 |
| 2009 | 660,498 |
| Thereafter | 2,821,250 |
| | $ 6,335,548 |

In addition, the Company is obligated for the payment of escalation costs and additional costs as required under the terms of the leases.

NOTE 8. PENSION AND PROFIT-SHARING PLANS

The Company adopted a 401(k) retirement plan. The plan covers all employees meeting certain eligibility requirements. The Company is under no obligation to make contributions to the plan. There was no charge to operations under the plan for the year ended December 31, 2004.

NOTE 9. CLEARING AGREEMENT AND REBATED FEES

The Company has a clearing agreement with a clearing broker, under which clearing and other related services are provided to the Company. Pursuant to the agreement, the Company is entitled to certain rebates and other credits, as defined.

NOTE 10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to

## NOTE 10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK (CONTINUED)

another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and it's clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from it clearing broker-dealer on a daily basis, and by requiring customers to deposit additional collateral or reduce positions when necessary.

## NOTE 11. SHAREHOLDERS' EQUITY

Pursuant to the terms of a shareholders agreement, in the event of a shareholders' termination of employment with the Company, or the death of a shareholder, for a period of 60 days the Company may redeem all or any part of the common shares owned by such shareholder. The amount to be paid is based on the Company's shareholders' equity per share, as defined in the agreement. If the Company elects not to purchase the shares, then for a period of 30 days, an affiliate has the same rights with respect to the shares. If neither the Company nor the affiliate elect to purchase the shares, then commencing on the earlier to occur of 105 days after (1) the employees' termination or (2) the date the Company obtains actual notice of the death of a shareholder, for a period of 30 days, the shareholder (or his or her representative) has the right, after notice to the Company, to require the Company to purchase such common shares based on a calculation of shareholders' equity per share, as defined in the agreement.

During 2004, the Company purchased 2,465 shares of common stock from shareholders for total consideration paid of approximately $1,816,000. Of the shares purchased, 2,450 were acquired from a principal shareholder of the Company for total consideration of $1,804,000.

In addition, during 2004 the Company sold and issued 1,410 shares of common stock, for total proceeds of approximately $1,017,000.

# SUPPLEMENTARY INFORMATION

# GILFORD SECURITIES INCORPORATED
# COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
# OF THE SECURITIES AND EXCHANGE COMMISSION
# AS OF DECEMBER 31, 2004

| | |
|---|---|
| Net capital | |
| Capital: | |
| Total shareholders' equity | $ 4,399,952 |
| Non-allowable assets: | |
| Property and equipment | (200,990) |
| Due from affiliates | (560,000) |
| Not readily marketable securities | (114,915) |
| Security deposits | (262,620) |
| Total non-allowable assets | (1,138,525) |
| Other deductions: | |
| Haircuts on marketable securities | (129,126) |
| Total other deductions | (129,126) |
| Net capital | $ 3,132,301 |
| Aggregate indebtedness: | |
| Accrued expenses | $ 2,864,827 |
| Total aggregate indebtedness | $ 2,864,827 |
| Computation of basic net capital requirement: | |
| Minimum net capital requirement of 6-2/3% of aggregate indebtedness | $ 190,988 |
| Minimum net capital required | $ 250,000 |
| Excess net capital | $ 2,882,301 |
| Excess net capital at 1000% | $ 2,845,818 |
| Ratio: Aggregate indebtedness to net capital | 0.91 to 1 |
| Reconciliation with Company's computation (included in Part II of Form x-17A-5 as of December 31, 2004) | |
| Net capital as reported in Company's Part II (unaudited) FOCUS report | $ 3,118,049 |
| Net effect of audit adjustments | 14,252 |
| **NET CAPITAL, AS ADJUSTED** | $ 3,132,301 |

See independent auditors' report.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors of
Gilford Securities Incorporated

In planning and performing our audit of the financial statements and supplemental schedules of Gilford Securities Incorporated (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ii) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: ccc@citrincooperman.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 28, 2005